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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5800 fax sophia.hudson@davispolk.com

June 15, 2018

Re:	Entera Bio Ltd. Amendment No. 4 to Registration Statement on Form F-1 Submitted May 17, 2018 CIK No. 0001638097

CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 4 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 11, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (“Amendment No. 5”) together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 5 (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement publicly filed on May 17, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 5 where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 15, 2018

Draft Amendment No. 4 to Registration Statement on Form F-1

Use of Proceeds, page 9, 10 and 56

1.	We note your revised disclosure that you will need to raise additional capital for the Phase 2b/3 trial of EB612 and for the Phase 2a trial for EB613. Please further revise to describe how far in the clinical development, and specifically these trials, you expect to reach with the proceeds from this offering.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 9, 10 and 56 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5800 (fax) or sophia.hudson@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5800 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Michael Kaplan, Davis Polk Ivan Blumenthal, Mintz Levin